Exhibit 99.1

Electra to Host Annual Meeting of Shareholders on October 24

TORONTO--(BUSINESS WIRE)--October 16, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Corporation”) announced today that its annual and special meeting of shareholders will be held on October 24 at the Sheraton Centre, 123 Queen Street West, Toronto. The meeting will begin at 11:00 am (Toronto time).

Shareholders will be asked to vote on a number of resolutions, including the election of directors and the appointment of auditors. Shareholders as of the record date of September 5, 2023, will be eligible to vote in person or by using the voting instruction form provided to them. Management recommends that shareholders vote in favour of all resolutions.

Shareholders are recommended to submit their proxies by October 20, 2023, at 11:00 am (Toronto time).

Following the formal portion of the meeting, management will provide an update on the Company’s recent progress and discuss its near-term outlook.

Electra’s proxy-related materials, including management’s information circulation, for the Meeting may be viewed online at www.sedarplus.ca under the Company’s profile, or from the Company’s website, https://electrabmc.com/news/agm-materials.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891